Laredo Oil, Inc.
111 Congress Avenue
Austin, Texas  78701

May 27, 2011

Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re:           Laredo Oil, Inc.
Form 10-K for the Fiscal Year Ended May 31, 2010
Filed September 14, 2010
Form 10-Q for the Fiscal Quarter Ended August 31, 2010
Filed October 15, 2010
Form 10-Q for the Fiscal Quarter Ended November 30, 2010
Filed January 14, 2011
Form 10-Q for the Fiscal Quarter Ended February 28, 2011
Filed April 14, 2011
Response Letter Dated April 14, 2011
File No. 333-153168

Dear Mr. Schwall,

Please find our supplemental response (in addition to our response letter dated May 13, 2011) to your comments dated April 29, 2011 on the Form 10-K for the Fiscal Year Ended May 31, 2010, and the Response Letter Dated April 14, 2011 filed by Laredo Oil, Inc. (the “Company”).  In connection with our response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please find below the comments enumerated in your letter and the Company’s response to each.

Financial Statements

Note 8 – Notes Payable, page F-10

Comment (4)---We note your response to comment six in our letter dated March 31, 2011 indicating that the Subordinated Convertible Promissory Notes (Notes) are only convertible upon the completion of a future financing.  You also indicate that you applied the guidance of FASB ASC paragraph 480-10-55-22 when recording the financing premium as a liability on your balance sheet.  Please note this guidance is applicable to financial instruments that embody obligations requiring (or permitting at the issuer’s discretion) settlement by issuance of a variable number of the issuer’s equity shares that have a value equal to a fixed monetary amount.  Please specify the terms of the Notes that support the application of this guidance.  In addition, please tell us what consideration you have given as to whether the conversion feature represents an embedded derivative that would require bifurcation under the guidance of FASB ASC subtopic 815-40 or whether the guidance of FASB ASC subtopic 470-20 relating to debt with contingent conversion features may be applicable.

Response (4)---The face value of the notes is fixed at $300,000 and the interest is fixed at 10% per year.  The convertible note holders have the option, at their election, in a two step process to either receive a cash payment equal to note face value plus interest at the closing date of a “New Financing” equal to $7.5 million or more, or convert the note face value plus interest into securities priced at a 20% discount to the securities sold in the New Financing.  First, the holder must determine if the note is to be redeemed in cash.  In that regard, the note is pure debt to Laredo Oil.  Second, if the election is not made to redeem the notes, then the note will automatically be converted to a fixed dollar amount or $300,000 of equity shares as described in Subtopic 480-10-55-22 which requires the instrument to be classified as a liability.  We applied the guidance of FASB ASC Subtopic 480-55-22 “Obligation of Shares with Monetary Value Based on a Fixed Monetary Amount Known at Inception” for purposes of determining the appropriate accounting, valuation and classification of these instruments because the amounts are fixed and the description of the security falling under the Subtopic accurately described the Notes.  ASC 815-40 does not apply as paragraphs 815-40-15-3a and e specifically identify financial instruments (including the Notes) which fall outside the scope of the subtopic.  The terms of the Notes are such that the holder has two options.

We have considered the guidance of FASB ASC subtopic 470-20 relating to debt with contingent conversion features.  Pursuant to the note terms, we calculated the intrinsic value of a contingent conversion feature based on the 20% discount.  The intrinsic value has been recorded as an asset and a liability.  The asset has been amortized to date; however, based on FASB ASC Subtopic 470-20-35-1 through 3 and Example 5 at FASB ASC Subtopic 470-20-55-22 through 24, we believe that we should not have recognized the related expense in earnings until the contingency is resolved.  Accordingly, the interest expense reported by Laredo Oil during the periods ended August 31, 2010, November 30, 2010 and February 28, 2011 have been overstated by approximately $11,000, $17,000 and $19,000, respectively.  We plan to reverse the interest expense recorded which would result in the full intrinsic value of the contingent beneficial conversion feature being recorded as an asset (as it is currently recorded), and with the related liability included in debt.  The asset will be expensed if $7.5 million is raised and the debt is converted resulting in resolution of the contingency.  The related outstanding debt would also then be reclassified to equity upon conversion.    If the debt is redeemed, both the asset and liability will be reversed.

In June 2011, we believe it is highly likely that the debt will be redeemed.

Comment (5)---We note your response to comment seven in our letter dated March 31, 2011 indicating that you treated the warrants attached to the Notes as well as the warrants issued to Seaside 88 LP and Sutter Securities Incorporated as equity transactions.  As previously requested, please proved a detailed analysis to support your classification of these warrants as equity.  That is, explain how you concluded these instruments are indexed to your own stock and classified as stockholders’ equity in accordance with the guidance in FASB ASC subtopic 815-40.

Response (5)---The Company initially treated the warrants issued to Seaside 88 LP and Sutter Securities Incorporated as equity transactions based on the general concept outlined in ASC 815-40-25-1b which specifies that contracts that require settlement in shares are equity instruments.  We further evaluated the warrants issued against the criteria specified in ASC 815-40-25-10a-gand determined that the warrants issued also met these seven criteria.  Accordingly, we had previously concluded the warrants issued to Seaside 88 LP and Sutter Securities Incorporated met the qualifications for treatment of equity classification.

Upon further review, we noted the literature also refers to warrants that contain anti-dilution provisions that adjust the exercise price of the warrants in the event additional shares of common stock or securities convertible into common stock are issued by the Company at a price less than the then applicable exercise price of the warrants. In the case of any such warrants, ASC 815-40 provides that such warrants are to be treated as a liability (rather than stockholders' equity) at fair value, with the calculated increase or decrease in fair value being recognized in the Statement of Operations. Pursuant to the Seaside 88 LP and Sutter Securities Incorporated warrant agreements, we conclude that previously issued warrants to purchase 975,000 shares of the Company's common stock were within the scope of ASC 815-40 due to the anti-dilution provisions contained in the warrants. Accordingly, the Company has concluded that ASC 815-40 should have been applied upon issuance of these warrants on July 27, 2010 and that such warrants should have been classified as a liability measured at fair value with changes in fair value recognized in the Statement of Operations at each quarter end.

The estimated impact of the proper application of ASC 815-40 on a pre-tax basis as of and for the year ended May 31, 2011 is to increase current liabilities by approximately $900,000, to decrease stockholders' equity by approximately $900,000 and to record a pre-tax gain of approximately $115,000 (evaluated as of May 13, 2011).  These Sutter and Seaside warrants will need to be reevaluated when the price protection will be eliminated upon raising another $150,000 of additional capital,  Please see a draft of our proposed footnote for our 10-K for the year ended May 31, 2011 in Exhibit A.

The relative fair value of the warrants issued with the convertible notes have been recorded as a debt discount and have been amortized  over the estimated life of the debt pursuant to the application of ASC 470-20-25-2.  These warrants are currently exercisable at $2.00 per share.  These warrants were issued with the convertible debt.  Although these warrants can be exercised at the lower of two exercise prices, the effect on the relative fair value of the warrants is minimal.  Further, the likelihood of a $7.5 million financing deal within the two year period is considered remote.  In addition, upon applying the guidance under ASC 815-40, we would currently record a liability followed by a recognition of a gain on warrant revaluation due to current stock price decreases.  Accordingly, we consider our  accounting for these warrants as equity to more appropriately reflect the substance of the transaction and remain appropriate.

We propose to report these changes in our upcoming Form 10-K for the year ending May 31, 2011 with a separate note disclosing the effects of the changes in fair value by quarter.  We believe the proposed adjustments will have minimal impact on either potential stock purchasers or sellers as, at this stage of the Company’s development, they focus more on the management team and business plan potential than the balance sheet.

Should you have any comments or questions, please call me at (512) 961-3801.

Best regards,

/s/ Bradley E. Sparks
Chief Financial Officer and Treasurer
Laredo Oil, Inc.
(512) 961-3801